Gamehaus Holdings Inc.

June 13, 2025

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Uwem Bassey
Jeff Kauten

Re:	Gamehaus Holdings Inc.
Registration Statement on Form F-1
Filed May 23, 2025
File No. 333-287535

To Whom It May Concern:

This letter is in response to the letter dated May 30, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Gamehaus Holdings Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment to the Registration Statement on Form F-1

Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comments, we have revised our disclosure on the cover page and pages 4 and 12 of the Amended Registration Statement to include disclosure regarding the legal and operational risks associated with being based in or having the majority of our operations in China. These disclosures clarifies (i) how such risks could result in a material change in our operations and/or the value of the securities we are registering for sale, or could significantly limit or completely hinder our ability to offer or continue to offer such securities to investors and cause the value of such securities to significantly decline or be worthless; and (ii) how recent statements and regulatory actions by China’s government have or may impact our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. In addition, we have disclosed the location of our auditor’s headquarter and discussed whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 and related regulations, will affect our company.

General

2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries conduct operations in China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comments, we have revised the relevant disclosures throughout the Amended Registration Statement to clearly indicate which entity is being referenced.

3. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comments, we have revised our disclosure on the cover page and page 9 of the Amended Registration Statement to (i) describe how cash is transferred through our organization; (ii) confirm that no transfers, dividends, or distributions have been made to date between our holding company and our subsidiaries, or to investors, except that during March 2025, the Company received $100,798 from Gamehaus Limited for working capital purpose ; and (iii) include cross-references to the condensed consolidating schedule and the consolidated financial statements.

Prospectus Summary, page 1

4. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, we have revised our disclosure on pages 3, 4, 11, and 13 of the Amended Registration Statement to disclose the risks that our corporate structure and being based in or having the majority of our operations in China poses to investors, including the discussion of (i) risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; (ii) the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering; and (iii) the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5. Disclose each permission or approval that you, or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comments, we have added disclosures on the cover page and pages 4 and 8 of the Amended Registration Statement to (i) disclose each permission or approval that we, or our subsidiaries are required to obtain from Chinese authorities to operate the business and to offer the securities being registered to foreign investors; (ii) clarify whether we or our subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission, Cyberspace Administration of China, or any other governmental agency that is required to approve our operations; (iii) confirm that we and our subsidiaries have received all requisite permissions or approvals and that no such permissions or approvals have been denied to date; and (iv) discuss the consequences to us and our investors if we or our subsidiaries: (a) do not receive or maintain such permissions or approvals, (b) inadvertently conclude that such permissions or approvals are not required, or (c) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future.

6. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors.

In response to the Staff’s comments, we have revised our disclosure on the cover page and page 9 of the Amended Registration Statement to (i) clarify that, as of the date hereof, no transfers of cash or other assets, dividends, or distributions have been made between our Company and our subsidiaries, or to U.S. investors , except that during March 2025, the Company received $100,798 from Gamehaus Limited for working capital purpose ; (ii) describe the restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors; and (iii) describe the restrictions and limitations on our ability to distribute earnings from the company, including our subsidiaries to the parent company and U.S. investors.

Risk Factors

Any actions by the Chinese government..., page 11

7. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, we have revised our disclosure on pages 4, 12, and 13 of the Amended Registration Statement to accommodate the request.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Ling Yan
Name:	Ling Yan
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC